Virgin Mobile
Willow Grove House
Windsor Road
White Horse Business Park
Trowbridge
Wiltshire
BA14 0TQ

Telephone: 01225 895555
Facsimile: 01225 895889

Securities & Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, NW
Washington, DC 20549
United States of America

SEC file number: 82-34908

8th December 2005

Dear Sir/Madam,

Virgin Mobile Holdings (UK) plc
Furnishing of Material Pursuant to Rule 12g3-2(b)(1) Securities Act of 1934

Virgin Mobile Holdings (UK) plc (the "Company") is furnishing the enclosed material, which it has made public pursuant to the laws of England and Wales, filed with the UK Listing Authority or the London Stock Exchange or distributed to its security holders, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Commission file number 82-34908. The material enclosed herewith is being furnished under subparagraph (b)(1) of Rule 12g3-2 with the understanding that such material will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such material shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully

Philip Auld
Solicitor & Deputy Company Secretary
Virgin Mobile Holdings (UK) plc

dw 12/15

Virgin mobile

Virgin Mobile Holdings (UK) plc
Willow Grove House
Windsor Road
White Horse Business Park
Trowbridge
Wiltshire
BA14 0TQ
Tel 01225 895 555
Fax 01225 895 888
virgin.com/mobile

6th December 2005

Dear Shareholder,

In accordance with Rule 2.6 of The City Code on Takeovers and Mergers, please find enclosed copies of the announcements made by NTL Incorporated and Virgin Mobile Holdings (UK) plc on 5th December 2005.

Yours sincerely

Paul Cowlishaw
Legal Director & Company Secretary

Enc.

WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THOSE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement / prospectus will be mailed to stockholders of ntl and Telewest. Investors and security holders may obtain a free copy of the joint proxy statement / prospectus, when it becomes available, and other documents filed by ntl and Telewest with the SEC, at the SEC's web site at http://www.sec.gov. Free copies of the joint proxy statement / prospectus, when it becomes available, and each company's other filings with the SEC may also be obtained from the respective companies. Free copies of ntl's filings may be obtained by directing a request to ntl Incorporated, 909 Third Avenue, Suite 2863, New York, New York 10022, Attention: Investor Relations. Free copies of Telewest's filings may be obtained by directing a request to Telewest Global, Inc., 160 Great Portland Street, London W1W 5QA, United Kingdom, Attention: Investor Relations.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Participants in the Solicitation Relating to NTL Merger with Telewest:

ntl, Telewest and their respective directors, executive officers and other members of their management and employees may be deemed to be soliciting proxies from their respective stockholders in favour of the merger. Information regarding ntl's directors and executive officers is available in ntl's proxy statement for its 2005 annual meeting of stockholders, which was filed with the SEC on April 5, 2005. Information regarding Telewest's directors and executive officers is available in Telewest's proxy statement for its 2005 annual meeting of stockholders, while was filed with the SEC on April 11, 2005. Additional information regarding the interests of such potential participants will be included in the joint proxy statement / prospectus and the other relevant documents filed with the SEC when they become available.

Private Securities Litigation Reform Act:

Various statements contained in this document constitute "forward looking statements" as that term is defined under the Private Securities Litigation Reform Act of 1995. Words like "believe", "anticipate", "should", "intend", "plan", "will", "expects" "estimates", "projects", "positioned", "strategy" and similar expressions identify these forward looking statements, which involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements or industry results to be materially different from those contemplated, projected, forecasted, estimated or budgeted whether expressed or implied, by these forward looking statements. In respect of Ntl, these factors include: potential adverse developments with respect to our liquidity or results of operations; our significant debt payments and other contractual commitments; our ability to fund and execute our business plan; our ability to generate cash sufficient to service our debt; interest rate and currency exchange rate fluctuations; our ability to complete the integration of our billing systems; the impact of new business opportunities requiring significant up-front investments; our ability to attract and retain customers and increase our overall market penetration; our ability to compete against other communications and content distribution businesses; our ability to maintain contracts that are critical to our operations; our ability to respond adequately to technological developments; our ability to develop and maintain back-up for our critical systems; our ability to continue to design networks, install facilities, obtain and maintain any required governmental licenses or approvals and finance construction and development, in a timely manner at reasonable costs and on satisfactory terms and conditions; and our ability to have an impact upon, or to respond effectively to, new or modified laws or regulations; and factors relating to the proposed acquisition of Telewest by NTL, including (1) the failure to obtain and retain expected synergies from the proposed transaction, (2) rates of success in executing, managing and integrating key acquisitions, including the proposed acquisition, (3) the ability to achieve business plans for the combined company, (4) the ability to manage and maintain key customer relationships, (5) delays in obtaining, or adverse conditions contained in, any regulatory or third-party approvals in connection with the proposed acquisition, (6) availability and cost of capital, (7) the ability to manage regulatory, tax and legal matters, and to resolve pending matters within current estimates, and (8) other similar factors.

Some of these, and other, factors are discussed in more detail under "Risk Factors" and elsewhere in ntl's Form 10-K. For additional information concerning factors that could cause actual results to materially differ from those projected herein, please refer to our most recent Form 10-K, 10-Q and 8-K reports. Ntl assumes no obligation to update our forward looking statements to reflect actual results, changes in assumptions or changes in factors affecting these statements.
About ntl

Release date: 05 December 2005

ref: 38

NTL CONFIRMS APPROACH TO VIRGIN MOBILE

Not for release, distribution or publication in or into the United States, Australia, Canada or Japan or any other jurisdiction where it would be unlawful to do so. This is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration under the US Securities Act or an exemption from registration.

Further to recent press speculation, NTL Incorporated ("ntl") confirms that it has approached Virgin Mobile plc ("Virgin Mobile") regarding a potential offer to combine ntl and Virgin Mobile. Under the potential offer, Virgin Mobile shareholders would be offered .09298 shares of ntl common stock per share of Virgin Mobile as well as a full cash alternative at 323p per share. The potential share offer values Virgin Mobile at 323p per share based on ntl's closing price on 2 December 2005. Virgin Group, which owns 72 per cent of Virgin Mobile, has given verbal assurances to ntl that, if a transaction proceeds, it intends to elect to exchange its stake in Virgin Mobile for a continuing equity participation in the ntl Group although it has reserved the right to take a small portion of its consideration in cash. ntl has held preliminary discussions with T-Mobile, Virgin Mobile's network provider, who has also indicated that it is supportive of the proposed combination.

ntl already has a licence agreement with Virgin Enterprises for the exclusive use of the Virgin brand in the broadband area and is in discussions with Virgin Enterprises to extend that licence to cover television and fixed line and mobile telephony. If the proposed combination with Virgin Mobile and the licence agreement are completed, ntl intends to use the Virgin brand to offer a quadruple play of internet, television and fixed line and mobile telephony.

These discussions are preliminary in nature and subject to the satisfaction of certain further conditions, including due diligence. There can be no assurance that an offer for Virgin Mobile will be made or that any agreement can be reached regarding a licensing arrangement. ntl reserves the right to make an offer at a price lower than 323 pence per Virgin Mobile share with the agreement of the Virgin Mobile Board or in the event that a person not acting in concert with ntl announces an offer at less than this price. Any offer for Virgin Mobile would be made in accordance with the UK Takeover Code. Further announcements will be made in due course if appropriate.

Separately, ntl is continuing with its proposed combination with Telewest Global, Inc. ("Telewest") which was announced on October 3 2005.

Further Information on Potential Offer:

The availability of any offer that may be made to Virgin Mobile shareholders who are not resident in the United Kingdom may be affected by the laws of relevant jurisdictions. Virgin Mobile shareholders who are not resident in the United Kingdom will need to inform themselves about and observe any applicable requirements.

This announcement does not constitute an offer or invitation to purchase any securities or a solicitation of an offer to buy any securities, pursuant to an offer or otherwise.

Any securities that might be offered pursuant to the potential offer described in this announcement have not been registered under the US Securities Act or the securities laws of any state of the United States, or under the applicable securities laws of Australia, Canada or Japan. Accordingly, any such securities may not be offered, sold or delivered, directly or indirectly, in or into the United States absent registration or an applicable exemption from registration, and may not be offered, sold or delivered, directly or indirectly, in or into Australia, Canada or Japan except pursuant to exemptions from applicable requirements of such jurisdictions.

Additional Information Relating to NTL Merger with Telewest:

This press announcement may be deemed to be solicitation material in respect of the proposed merger of ntl and Telewest. This press announcement is not a prospectus and ntl and Telewest shareholders should make their decision on the proposed merger on the basis of the information to be contained in the joint proxy statement / prospectus. In connection with the proposed merger, ntl and Telewest will file a joint proxy statement / prospectus with the U.S. Securities and Exchange Commission (the "SEC"). INVESTORS AND SECURITY HOLDERS OF NTL AND TELEWEST ARE ADVISED TO READ THE JOINT PROXY STATEMENT / PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED

05/12/2005

Not for release, publication or distribution in or into the United States, Canada Australia or Japan.

Virgin Mobile Holdings (UK) plc Statement re Possible Offer

The Board of Virgin Mobile Holdings (UK) plc ('Virgin Mobile' or 'the Company') confirms that it has received an approach from NTL Incorporated that may or may not lead to a formal offer being made for the Company.

In considering its response, the Board of Virgin Mobile will be mindful of its duty to maximise value for all shareholders.

Virgin Mobile shareholders will be updated on further developments as appropriate.

-ENDS-

Enquiries:
Finsbury
James Murgatroyd or Don Hunter
+44 (0)20 7251 3801

About Virgin Mobile:
Virgin Mobile Holdings (UK) plc, the UK's largest mobile virtual network operator, is majority owned by Sir Richard Branson's Virgin Group and uses T-Mobile's network. Since its launch in November 1999, Virgin Mobile has attracted more than 4 million customers*.

In the UK, Virgin Mobile phones are available direct on 0845 6000 600; on the web at www.virginmobile.com or on the high street at approximately 5,000 outlets including Virgin Mobile Stores within Virgin Megastores, The Carphone Warehouse, The Link, Dixons, Phones 4 U, Curry's, Comet, Tesco, Asda, John Lewis, Argos, TOMO, Woolworths, WHSmith, Toys R Us and Ryman plus hundreds of independents mobile phones dealers and available via Shop Direct, Littlewoods, Grattan and Empire home shopping channels.

Virgin Mobile Pay Monthly is currently available in selected Virgin Mobile Stores, at its concessions within WHSmith, The Carphone Warehouse, The Link and at www.virginmobile.com.

Virgin Mobile employs approximately 1,400 staff at three sites, Trowbridge, London and Daventry, and has an outsourced customer service centre operated by approximately 200 staff in Middlesbrough. Virgin Mobile's customers were found to be the most-satisfied mobile consumers in the pre-pay sector for two years running in 2005 and 2004, according to the surveys by J.D. Power and Associates. Virgin Mobile is also featured in `The Sunday Times 100 Best Companies to Work For' list 2005 and is part of the FTSE4Good Index.

*On a 90-day activity basis

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the City Code on Takeovers and Mergers (the "Code"), if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of NTL Incorporated or of Virgin Mobile Holdings (UK) plc, all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of NTL Incorporated or Virgin Mobile Holdings (UK) plc, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of NTL Incorporated or of Virgin Mobile Holdings (UK) plc by NTL Incorporated or Virgin Mobile Holdings (UK) plc, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.
Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

• ntl offers a wide range of communications and content distribution services to residential and business customers throughout the UK.

• ntl is the UK's largest cable company with 3.3 million residential customers, and the UK's leading supplier of broadband services to consumers, with 1.6 million broadband customers.

• ntl's network can service 7.9 million homes in the UK.

• Information on ntl and its products can be obtained at www.ntl.com.

for further information please contact:
In The US, for investors:
ntl
Brian Schaffer
Tel: +1 212 739 6724
In The UK, for media:
ntl
Justine Smith
Mob: +44 (0)7966 421 991

Buchanan Communications
Richard Oldworth
Tel: +44 (0) 2074 665 000

Regulatory Announcement

Go to market news section

Company	Virgin Mobile Holdings (UK) PLC
TIDM	VMOB
Headline	Rejection of Possible Offer
Released	07:01 08-Dec-05
Number	3269V

RNS Number:3269V
Virgin Mobile Holdings (UK) PLC
08 December 2005

Not for release, publication or distribution into Canada, Australia or Japan

FOR IMMEDIATE RELEASE 7 December 2005

Virgin Mobile Holdings (UK) plc
Rejection of possible offer by ntl Incorporated ("ntl")

The Board(1) of Virgin Mobile Holdings (UK) plc ("Virgin Mobile") has today unanimously rejected the potential offer, which was announced by ntl on 5 December 2005.

Mindful of its duty to maximise value for all shareholders, in reaching this decision the Board has carefully considered the potential offer and consulted with Virgin Mobile's major independent shareholders. The Board has concluded that the potential offer materially undervalues Virgin Mobile.

Enquiries:

Finsbury
James Murgatroyd or Don Hunter +44 (0)20 7251 3801

The Board of Virgin Mobile accepts responsibility for the information contained in this announcement. To the best of the knowledge and belief of the Board of Virgin Mobile, who have taken all reasonable care to ensure that this is the case, such information is in accordance with the facts and does not omit anything likely to affect the import of such information. This announcement does not constitute an offer or invitation to purchase or subscribe for any securities.

Morgan Stanley & Co. Limited ("Morgan Stanley") is acting for Virgin Mobile in connection with the possible offer and no-one else and will not be responsible to anyone other than Virgin Mobile for providing protections afforded to clients of Morgan Stanley or for providing advice in relation to the possible offer.

(1) The representative of Virgin Mobile's majority shareholder has absented himself from discussions in relation to the potential offer and is accordingly excluded from the acceptance of responsibility set out above.

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END

Close

Regulatory Announcement

Go to market news section

Company	Virgin Mobile Holdings (UK) PLC
TIDM	VMOB
Headline	Response to Speculation
Released	11:15 08-Dec-05
Number	3487V

RNS Number:3487V
Virgin Mobile Holdings (UK) PLC
08 December 2005

Not for release, publication or distribution into Canada, Australia or Japan

FOR IMMEDIATE RELEASE 8 December 2005

Virgin Mobile Holdings (UK) plc

Response to speculation re possible offer by ntl Incorporated ("ntl")

Following its rejection last night of the potential offer announced by ntl on 5 December 2005, the Independent Board(1) of Virgin Mobile Holdings (UK) plc ("Virgin Mobile") notes speculation in the press today regarding the potential offer.

The Independent Board confirms that, in reaching its decision, it only considered the 323p per share potential offer price announced by ntl. It did not consider any other price, nor did it solicit any other price.

The Independent Board reiterates that it in reaching its decision to reject ntl's approach, it considered the matter carefully, mindful of its duty to maximise value for all shareholders.

The Independent Board concluded that the potential offer materially undervalues Virgin Mobile.

Enquiries:
Finsbury
James Murgatroyd or Don Hunter +44 (0)20 7251 3801

Morgan Stanley & Co. Limited ("Morgan Stanley") is acting for Virgin Mobile in connection with the possible offer and no-one else and will not be responsible to anyone other than Virgin Mobile for providing protections afforded to clients of Morgan Stanley or for providing advice in relation to the possible offer.

(1)The representative of Virgin Mobile's majority shareholder has absented himself from discussions in relation to the potential offer.

- Ends -